Exhibit 99.g.1
SUPPLEMENTAL FEE WAIVER AGREEMENT

THIS SUPPLEMENTAL FEE WAIVER AGREEMENT (this “Agreement”) made as of this 20th day of May, 2011, by and between Tortoise MLP Fund, Inc., a Maryland corporation having its principal place of business in Leawood, Kansas (the “Company”), and Tortoise Capital Advisors, L.L.C., a Delaware limited liability company having its principal place of business in Leawood, Kansas (the “Advisor”).

WHEREAS, the Company and the Advisor entered into an Investment Advisory Agreement dated July 27, 2010 (the “Advisory Agreement”); and

WHEREAS, the Company and the Advisor desire to increase and extend the fee waiver set forth in Section 10 of the Advisory Agreement; and

WHEREAS, the stockholders of the Company will benefit from the increase and extension of such fee waiver by incurring lower Company operating expenses than they would absent such increase and extension.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

The Advisor hereby agrees to increase and extend its fee waiver as set forth in Section 10 of the Advisory Agreement to (i) 0.20% of its 0.95% investment advisory fee for the period from July 28, 2011 through December 31, 2012, (ii) 0.15% of its 0.95% investment advisory fee for the period from January 1, 2013 through December 31. 2013, (iii) 0.10% of its 0.95% investment advisory fee for the period from January 1, 2014 through December 31, 2014, and (iv) 0.05% of its 0.95% investment advisory fee for the period from January 1, 2015 through December 31, 2015.

IN WITNESS WHEREOF, the Advisor and the Company have agreed to this Fee Waiver Agreement as of the day and year first above written.

TORTOISE CAPITAL ADVISORS, L.L.C.

By:	/s/ Terry Matlack
Name: Terry Matlack
Title: Managing Director

TORTOISE MLP FUND, INC.

By:	/s/ Zachary A. Hamel
Name: Zachary A. Hamel
Title: President